Mail Stop 4561

Thomas Kidrin
Chief Executive Officer
Worlds.Com, Inc.
11 Royal Road
Brookline, MA 02445

> **Re:** **Worlds.Com, Inc.**
> **Form 10-KSB for year ended December 31, 2007**
> **Filed on April 3, 2008**
> **File No. 000-24115**

Dear Mr. Kidrin:

We have reviewed your response letter dated September 9, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 21, 2008.

Form 10-K for the year ended December 31, 2007

Item 8A(T). Controls and Procedures, page 21 and Exhibit 31.1 and 31.2

1. We note your response to our prior comments 1 and 3 where you indicate that the Company will amend your December 31, 2007 Form 10-KSB to include the disclosures identified in these comments. In the interim, the Company may provide the Staff with a draft copy of the revised pages to your Form 10-KSB prior to amending the document. Please tell us whether you intend to file the proposed changes in draft and tell us when you plan on amending your Form 10-KSB.

Note 5 – Notes Payable, page 20

2. Please explain further the following as it relates to the information provided in your response to our prior comment 2:

- Provide us with a copy of the settlement agreement associated with the 2000 debt refinancing. In addition, clarify for us, whether the terms of the renegotiation provided a specific time period in which the services must be performed.

- We note from your response that since the renegotiation in fiscal 2000, the Company has been unable to provide the agreed upon services. Therefore, tell us how you considered paragraph 16 of SFAS 140 in concluding that it was appropriate to derecognize the liability. In this regard, it does not appear that you "paid" the creditor pursuant to the guidance in SFAS 140.

- Tell us what percentage ownership the note holder had in the Company's common stock (a) when you initially entered into the note agreement and (b) when you renegotiated the terms of the note as part of your 2000 debt refinancing.

- Notwithstanding response to the above bullet points, please explain further, why you believe that the entire balance associated with the 2000 debt refinancing should ultimately be recognized as revenue. In this regard, please describe in detail how you determined the fair value of the 3-D world services to be provided pursuant to the terms of the debt refinancing.

- Please tell us whether you consulted with your independent auditors in responding to the Staff's comments and, if so, provide us with the basis for any conclusion from your auditors.

3.   We note from your disclosures on page 20 that during fiscal 2007, the Company "legally extinguished through mutual consent" $911,950 of notes payable to certain shareholders. Tell us what percentage ownership these shareholders had in the Company's common stock (a) when you initially entered into the note agreement and (b) when you mutually agreed to extinguish the debt. Tell us if these shareholders were principal owners as defined in SFAS 57 and if so, tell us why you did not treat the forgiveness of debt as a capital contribution pursuant to footnote 1 of APB 26.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Thomas Kidrin
Worlds.Com, Inc.
September 17, 2008
Page 3

     You may contact Megan Akst at (202) 551-3407 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief